SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Year Ended December 31, 2008
Commission file number: 0-1424

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ADC Telecommunications, Inc.
Retirement Savings Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive offices:
ADC Telecommunications, Inc.

Minnesota	41-0743912

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13625 Technology Drive Eden Prairie, Minnesota	55344

(Address of principal executive offices)	(Zip Code)
Issuer’s telephone number, including area code: (952) 938-8080

ADC Retirement Savings Plan
Financial Statements and Schedule
Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm
The Plan Administrator and Participants
ADC Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ADC Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Minneapolis, Minnesota
June 25, 2009

ADC Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007

Assets
Cash	$44,975	$1,772
Investments, at fair value	198,215,313	287,040,052
Employer contributions receivable	386,464	2,288,679

Net assets available for benefits	$198,646,752	$289,330,503

See accompanying notes.

ADC Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2008	2007

Net assets available for benefits at beginning of year	$289,330,503	$290,663,958
Increases (decreases) during the year:
Employee contributions:
Employee payroll contributions	13,617,130	11,996,777
Employee rollover contributions	530,273	236,711

Total employee contributions	14,147,403	12,233,488

Employer contributions	4,497,527	6,079,877
Investment income	5,256,464	22,700,726
Net realized/unrealized depreciation in fair value of investments	(92,137,294)	(6,170,463)
Benefit distributions to participants	(22,438,894)	(35,976,801)
Corrective distributions	(8,957)	(200,282)
Net decreases during the year	(90,683,751)	(1,333,455)

Net assets available for benefits at end of year	$198,646,752	$289,330,503

See accompanying notes.

ADC Retirement Savings Plan
Notes to Financial Statements
December 31, 2008
1. Plan Description
General
The ADC Retirement Savings Plan (the Plan) is a defined contribution plan covering substantially all domestic employees of ADC Telecommunications, Inc. (ADC or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan document for more complete information.
Plan Operations
In June 2006, Ameriprise Financial, Inc. sold its defined contribution record-keeping business to Wachovia Corporation. On April 2, 2007, trust assets were transferred to Wachovia Bank, and record-keeping was converted from Ameriprise Retirement Services to Wachovia Retirement Services. Wachovia Retirement Services provides record-keeping services to the Plan, and Wachovia Bank, N.A. (the Trustee) is the trustee. Wachovia Corporation was purchased by Wells Fargo & Company on December 31, 2008. ADC is the plan sponsor. The Trustee is responsible for holding investment assets of the Plan, executing investment transactions, and making disbursements to participants. All audit, legal, and plan administration-related expenses are paid by the Company except for investment management fees, which are netted against investment income. During 2008 and 2007, the Company paid $221,984 and $137,624, respectively, in expenses related to the Plan.
Eligibility
Employees in recognized employment, as defined in the Plan, may generally contribute to the Plan immediately. Company contributions commence following one year of service, as defined by the Plan. Effective January 1, 2009, the Plan will implement automatic enrollment for eligible participants. Participants will be enrolled with a default contribution rate of 3%, and contributions will be allocated to the investments determined by the participant. If the participant does not elect specific investments, the default investment will be a life cycle mutual fund tied to the participant’s anticipated retirement date.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Contributions and Vesting
Under the provisions of the Plan, participants classified as highly compensated employees may elect to make contributions from 1% to 15% of their eligible pretax earnings, and participants classified as non-highly-compensated employees may elect to make contributions from 1% to 50% of their eligible pretax earnings. The Company matches 50% of an eligible participant’s contributions, up to the first 6% of eligible compensation, for a maximum company contribution of 3%. The Company may also make a discretionary performance match contribution. For the years ended December 31, 2008 and 2007, the discretionary performance match was $-0- and $1,904,768, respectively. All amounts credited to the accounts of participants for employer and employee contributions are fully vested and are subject to Internal Revenue Service (IRS) limitations.
Each participant’s account is credited with the participant’s contribution, the matching company contribution, and the plan earnings (losses) that are allocated based on the balances in the underlying investment funds. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Effective February 1, 2007, a 20% limit applied to new contributions and transfers to the ADC Stock Fund of the Plan. Transfers are allowed until the participant’s balance in the ADC Stock Fund reaches 20% of the participant’s total account. If the participant’s ADC Stock Fund balance is at or over this 20% limit, no additional transfers may be made into the ADC Stock Fund. An independent fiduciary, Independent Fiduciary Services, was hired to oversee the ADC Stock Fund.
Transition Contributions
Upon the termination of the ADC Telecommunications, Inc. Pension Plan (the Pension Plan) on January 5, 1998, the Plan was amended to provide an annual transition contribution to participants who met either the Rule of 55 or the Rule of 60 as of December 31, 1997, and were credited with at least 10 years of service in the Pension Plan as of that date. A participant meets the Rule of 60 if the sum of the participant’s age and years of vesting service under the Pension Plan as of December 31, 1997, equaled 60 or more. A participant meets the Rule of 55 if the sum of the participant’s age and vesting service under the Pension Plan as of December 31, 1997, equaled at least 55 but less than 60.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Annual contributions for participants who meet the Rule of 55, range from 0% to 6% of their recognized compensation for the plan year and are determined based on their age as of December 31 of the plan year. Annual contributions for participants who meet the Rule of 60 range from 0% to 9% of their recognized compensation for the plan year and are determined based on their age as of December 31 of the plan year. Eligible participants who terminate prior to December 31 of a plan year are credited with a partial-year contribution based on their age on the preceding January 1 and their recognized compensation from January 1 until the last day of the month in which their employment is terminated. For the years ended December 31, 2008 and 2007, transition contributions included in employer contributions were $386,464 and $423,872, respectively.
Distributions
Those participants whose employment terminates are entitled to receive 100% of their account balances.
Participant Loans
Generally, a participant who is actively employed by ADC may obtain a loan up to the lesser of one half of the participant’s account balance or $50,000. The loan must be repaid with interest at 1% above the prime rate within 5 years, with the exception of residential loans, which must be repaid in 15 years. Participants repay loans through payroll deductions.
As participant loan repayments are received, they are immediately invested in the investment fund(s) in accordance with that participant’s investment allocation election for current contributions.
Age 59 1/2 Withdrawal
Generally, participants who have attained age 59 1/2 or over may withdraw up to 100% of their account balances.
Hardship Withdrawal
Employed participants under age 59 1/2 are subject to hardship limits established by the IRS on withdrawals from employee contributions and roll-overs.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
1. Plan Description (continued)
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions set forth in ERISA. In the event of the Plan’s termination, the participants shall receive 100% of their account balances.
2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Valuation of Investments
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements. Changes in the fair value of investments between years are included in net realized/unrealized (depreciation) appreciation in fair value of investments in the accompanying statements of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade-date basis.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
2. Significant Accounting Policies (continued)
New Accounting Pronouncement
Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”, which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. The adoption of SFAS No. 157 had no material impact on the Plan’s consolidated financial statements.
3. Investments
Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of 21 investment options.
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect a participant’s account balance and the amounts reported in the statements of net assets available for benefits.
The fair market value of individual investments that represent 5% or more of the Plan’s net assets as of December 31 is as follows:

	2008	2007

ADC Telecommunications, Inc. common stock	$9,361,369	$25,995,262
Franklin Small/Mid Capital Growth Fund	—	41,139,503
RiverSource Trust Stable Capital II Fund	47,335,003	36,336,251
American Century Income and Growth Fund	20,918,502	35,172,742
Dodge and Cox Balanced Fund	21,566,615	37,801,413
MFS Institutional International Equity Fund	23,091,167	41,948,002
Vanguard Mid Cap Index Fund	21,925,184	—

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During 2008 and 2007, the Plan’s investments, including investments purchased and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	Year Ended December 31
	2008	2007

Net realized/unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	$(72,431,891)	$(11,902,605)
Common/collective funds	(2,874,455)	2,360,649
Common stock	(16,830,948)	3,371,493

	$(92,137,294)	$(6,170,463)

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 21, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
5. Fair Value Measurements
SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under No. SFAS 157 are described below:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
5. Fair Value Measurements (continued)
Level 2 Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets.

•	Quoted prices for identical or similar assets or liabilities in inactive markets.

•	Inputs other than quoted prices that are observable for the asset or liability.

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year end.

Common collective trust funds: Valued at the NAV of shares held by the plan at year-end, which is based primarily on quoted market prices of the underlying investments.

Participant loans: Valued at the participant’s outstanding loan balance, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

ADC Retirement Savings Plan
Notes to Financial Statements (continued)
5. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$129,035,961	$—	$—	$129,035,961
Common stocks	9,361,369	—	—	9,361,369
Common collective trusts	—	55,091,739	—	55,091,739
Participant loans	—	—	4,726,244	4,726,244

Total assets at fair value	$138,397,330	$55,091,739	$4,726,244	$198,215,313

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended
December 31, 2008
Participant Loans

Balance at beginning of year	$4,260,744
Purchases, sales, issuances, and settlements (net)	465,500

Balance at end of year	$4,726,244

6. Subsequent Events
ADC acquired LGC Wireless, Inc. (LGC) on November 30, 2007. LGC adopted the Plan effective January 1, 2008. The ADC Retirement Committee ratified its adoption and recognized service credited under the LGC Wireless, Inc. 401(k) Plan (the LGC Plan) as service under the Plan. Participation and all contributions to the LGC Plan were frozen effective December 31, 2007, and its assets have not been transferred into the Plan. All contributions from employees of LGC for payrolls dated on or after January 1, 2008, have been deposited to the Plan. The LGC Plan was in discussion with the IRS on an issue related to eligibility of temporary employees, which was resolved during January 2009. The LGC Plan will be merged into the Plan, and the assets of the LGC Plan will be transferred into the Plan during July 2009. Former LGC employees with an account balance in the LGC Plan who terminate employment and request a distribution prior to the plan merger will receive their LGC 401(k) distribution from the LGC Plan trustee. Repayments for loans issued from the LGC Plan continue to be deposited to the LGC Plan, and new loans from LGC Plan assets are set up with the LGC Plan trustee and are repaid to the LGC Plan.

ADC Retirement Savings Plan
EIN: 41-0743912
Plan #002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2008

Current
Description of Investment	Value
Common stock:
ADC Telecommunications, Inc. common stock*	$9,361,369

Total common stock	9,361,369

Mutual funds:
American Century Income and Growth Fund	20,918,502
Dodge and Cox Balanced Fund	21,566,615
MFS Institutional International Equity Fund	23,091,167
Dodge and Cox Income Fund	7,778,487
Vanguard Small Cap Growth Index Fund	3,317,471
Vanguard Small Cap Value Index Fund	5,180,857
Vanguard Mid Cap Index Fund	21,925,184
Vanguard Target Retirement Income Fund	2,587,713
Vanguard Target Retirement 2005 Fund	740,870
Vanguard Target Retirement 2010 Fund	771,704
Vanguard Target Retirement 2015 Fund	5,089,561
Vanguard Target Retirement 2020 Fund	1,682,862
Vanguard Target Retirement 2025 Fund	3,408,511
Vanguard Target Retirement 2030 Fund	1,297,726
Vanguard Target Retirement 2035 Fund	6,850,828
Vanguard Target Retirement 2040 Fund	667,839
Vanguard Target Retirement 2045 Fund	1,565,852
Vanguard Target Retirement 2050 Fund	479,578

Current
Description of Investment	Value
Evergreen Institutional Money Market Fund	114,634

Total mutual funds	129,035,961

Common collective trust funds:
RiverSource Trust Stable Capital II Fund*	47,335,003
RiverSource Trust Equity Index Fund I*	7,756,736

Total common collective trust funds	55,091,739

Loans to participants:
Loans to participants, 4% to 10%, maturities through 2021*	4,726,244

Total investments	$198,215,313

*	Party in interest.

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, ADC Telecommunications, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADC Telecommunications, Inc. Retirement Savings Plan
	By:	ADC TELECOMMUNICATIONS, INC.

Date: June 26, 2009	By:	/s/James G. Mathews
		Name:	James G. Mathews
		Title:	Vice President, Chief Financial Officer